EXHIBIT 99.1



MIM Reports 47% Increase in Specialty Revenues and EPS of $0.08 for Third Quarter 2004

Merger On Track to Deliver Enhanced Competitive Positioning

ELMSFORD, NY - October 28, 2004 - MIM Corporation (NASDAQ:MIMS) (CBOE:OQX) (PCX:OQX), a pharmaceutical healthcare organization, today reported third quarter 2004 results.

Financial Highlights

- Third quarter total revenues increased 25% over 3Q03
- Third quarter Specialty revenues increased 47% over 3Q03, and 8% sequentially over 2Q04
- Third quarter total prescriptions dispensed increased 25% over 3Q03
- Selling, general and administrative expenses declined as a percentage of revenue to 8% as compared to 9.7% in 3Q03

Richard H. Friedman, Chairman and Chief Executive Officer commented, "Third quarter continued to deliver strong sales growth across all business segments. We have expanded customer relationships, increased market penetration, and extended the geographic span of our Specialty business. However, as we and most of our competitors have discussed, we are experiencing the pressure of lower reimbursement rates. This pressure has offset the Company's significant increases in revenues and our success in keeping expenses flat. We continue to look for ways to increase volume and improve margins to offset these pricing pressures."

Revenues for third quarter 2004 increased 25% to $161.5 million compared to $129.6 million in third quarter 2003. Third quarter Specialty revenues grew 47% to $65.6 million compared to $44.6 million for the same period last year. PBM Services segment revenues for the quarter, which includes traditional mail service, increased 13% to $95.9 million compared to $85.0 million for the same period last year. Third quarter 2004 total prescriptions dispensed increased 25% to 927,000 from 744,000 a year ago.

Operating income for third quarter was $3.1 million compared to $2.3 million for third quarter 2003. As previously reported, third quarter 2003 included $1.0 million in employee severance payments related to the loss of the TennCare PBM business.

Net income for third quarter was $1.7 million or $0.08 per diluted share compared to $1.3 million or $0.06 per diluted share for third quarter 2003. Excluding the employee severance payments, net income for third quarter 2003 was $1.8 million or $0.08 per diluted share.

Cost of revenue for third quarter was $144.8 million, compared with $114.2 million for the same period last year. This increase reflects continued growth in the Company's sales volume.

Gross profit for the quarter was $16.7 million or 10.4% compared to $15.4 million or 11.9% in the prior year's period. The decrease in gross margins reflects pricing pressures experienced in the Specialty segment, primarily in IVIG.

Chief Financial Officer James S. Lusk stated, "Third quarter revenue was strong. Like others in our sector, we have experienced reimbursement pressure primarily in the IVIG market. As previously reported, the continued ramp up of a major exclusive Specialty contract which included pricing concessions has also impacted gross margins for the quarter. Volume from expanded territories under this contract is expected to compensate for these concessions in future quarters."

Selling, general and administrative expenses were $12.8 million for third quarter 2004 compared to $12.6 million for the same period a year ago. "We have been successful in reducing selling, general and administrative expenses as a percentage of revenue," said Mr. Lusk.

Revenues for the nine-month period ended September 30, 2004 were $463.7 million compared to $453.0 million for the first nine months of 2003. Revenues for the period increased 25% over the prior year's nine months, excluding the results from TennCare and Synagis. [1]

Specialty revenues for the first nine months increased 27% to $183.7 million from $145.0 million for the same period in 2003. Nine-month Specialty revenues increased 40% over the same period in 2003, excluding the results from Synagis. [1]

Nine-month revenues from PBM Services, which includes Mail, were $279.9 million compared to $308.0 million in the 2003 period. Revenues from PBM Services grew 17% in the first nine months of 2004, excluding the results from TennCare. [1]

Operating income for the nine month period was $10.4 million compared to $14.3 million for the same period in 2003. The nine months ended September 30, 2003 included $1.6 million in employee severance payments related to the loss of the TennCare PBM business. Excluding the results of Synagis and TennCare and its related severance charge, operating income for the same period in 2003 was $9.4 million. [1]

Net income for the first nine months was $5.8 million or $0.26 per diluted share compared to $8.2 million or $0.36 per diluted share for the prior year's period. Excluding the results of Synagis and TennCare and its related severance charge, net income for the first nine months of 2003 was $5.2 million or $0.23 per diluted share. [1]

Cost of revenue for the first nine months of 2004 was $413.1 million, compared with $399.8 million for the first nine months of 2003. Excluding the results from TennCare and Synagis, cost of revenue for the same period in 2003 was $324.7 million. [1]

Gross profit for the first nine months of 2004 was $50.5 million or 10.9% compared to $53.3 million or 11.8% in the prior year's period. Excluding the results from TennCare and Synagis, gross profit for the prior year's period was $46.8 million. [1]

Selling, general and administrative expenses for the first nine months of 2004 were $37.9 million compared to $37.6 million for the same period in 2003.

Inventory turns for Specialty and Mail remained strong for the quarter at 42. Days sales outstanding decreased to 37 days at September 30, 2004 from 40 days at June 30, 2004. "We remain aggressive in managing our balance sheet," added Mr. Lusk.

The Company generated $3.7 million in operating cash flow for the quarter. Stockholders' equity for the first nine months of 2004 increased to $114.3 million from $107.2 million at the end of 2003.

Mr. Lusk noted that the Company continues to experience healthy cash flow and has reduced the outstanding balance on its line of credit to $8.2 million from $10.6 million at June 30, 2004. "Our balance sheet remains strong and we are well positioned for the merger."

"As we proceed into the fourth quarter, we would like to address the outlook for the remainder of the year," said Mr. Lusk. "Given the margin trends we are experiencing as a result of reimbursement pressure, we expect diluted earnings per share for 2004 to be in the low to mid thirty cent range."

Mr. Friedman continued, "The increasing need to manage the escalating healthcare costs of the chronically ill and the growth of biologics in the market remain the key drivers of our industry.

"The merger with Chronimed is progressing in line with our expectations and we are excited by the opportunities it presents for all of our shareholders. By forming one of the largest specialty pharmaceutical providers in the nation, we have created a platform that will provide a broad range of services at both the local and national levels. Our management team is in place and we have a clear strategy to capitalize on market and operational opportunities. The merger will permit us to better leverage our assets and reduce costs to meet the market challenge."

MIM will host a conference call to discuss results today at 11:00 AM ET. Interested parties may participate in the conference call by dialing 800-762-6558 (US), or 480-629-9565 (International), 5-10 minutes prior to the start of the call. A replay of the conference call will be available from 2:30 PM ET on October 28 through 11:59 PM ET on November 4, by dialing 800-475-6701 (US), or 320-365-3844 (International), and entering access code 751542. A webcast of the conference call will also be available under the investor information section of the MIM Corporation website, www.mimcorporation.com.

MIM Corporation (www.mimcorporation.com) is a pharmaceutical healthcare organization delivering innovative pharmacy benefit and healthcare solutions that provide results beyond expectations. We excel by harnessing our clinical expertise, sophisticated data management, and therapeutic fulfillment capability, and combine it with our dedicated, responsive team of professionals that understands our partners' needs. The result is cost-effective solutions enhancing the quality of patient life.

This press release may contain statements which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the intent, belief or current expectations of the Company, its directors, or its officers with respect to the future operating performance of the Company. Investors are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward looking statements as a result of various factors. Important factors that could cause such differences are described in the Company's periodic filings with the Securities and Exchange Commission.

Contacts:

James S. Lusk
Executive Vice President/Chief Financial Officer
MIM Corporation
914-460-1648
Email: jlusk@mimcorporation.com

Rachel Levine
Investor Relations
The Anne McBride Co.
212-983-1702 x207
Email: rlevine@annemcbride.com

(1) See Table of Reconciliation for the differences between the non-GAAP financial measures and the most directly comparable GAAP measures. As required by Regulation G, the Company has provided a quantitative comparison between the GAAP and disclosed non-GAAP financial measures. The non-GAAP measures presented provide important insight into the ongoing operations and a meaningful comparison of revenue, gross profit, selling, general and administrative expenses, operating income, net income and earnings per share.

FINANCIAL TABLES AND SUPPLEMENTAL DATA FOLLOW

MIM Corporation and Subsidiaries
Consolidated Balance Sheets
(In thousands, except share amounts)

	September 30, 2004	December 31, 2003
ASSETS	(Unaudited)	
Current assets		
Cash and cash equivalents	$ 3,264	$ 9,428
Receivables, less allowance for doubtful accounts of $3,295 and		
$3,870 at September 30, 2004 and December 31, 2003, respectively	63,350	60,861
Inventory	10,050	8,553
Prepaid expenses and other current assets	2,386	2,160
Short term deferred taxes	2,864	3,235
Total current assets	81,914	84,237
Property and equipment, net	4,172	5,247
Long term deferred taxes, net	2,732	4,554
Other assets and investments	440	514
Goodwill, net	71,215	61,085
Intangible assets, net	18,942	15,554
Total assets	$ 179,415	$ 171,191
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Current portion of capital lease obligations	$ 137	$ 399
Line of credit	8,169	-
Accounts payable	19,504	16,857
Claims payable	28,851	27,359
Payables to plan sponsors	2,504	11,228
Accrued expenses and other current liabilities	5,923	8,111
Total current liabilities	65,088	63,954
Capital lease obligations, net of current portion and other current liabilities	-	35
Total liabilities	65,088	63,989
Stockholders' equity		
Common stock, $.0001 par value; 40,000,000 shares authorized,		
22,306,658 and 22,101,827 shares issued and outstanding at		
September 30, 2004, and December 31, 2003, respectively	2	2
Treasury stock, 2,198,076 shares at cost at September 30, 2004		
And December 31, 2003	(8,002)	(8,002)
Additional paid-in capital	130,860	129,583
Accumulated deficit	(8,533)	(14,381)
Total stockholders' equity	114,327	107,202
Total liabilities and stockholders' equity	$ 179,415	$ 171,191

MIM Corporation and Subsidiaries
Consolidated Statements of Operations
(In thousands, except per share amounts)

| | Three months ended September 30, | | | |
| | 2004 | | 2003 | |
	(Unaudited)		(Unaudited)	
Revenue	$	161,498	$	129,644
Cost of revenue		144,764		114,249
Gross profit		16,734		15,395
Selling, general & administrative expenses		12,843		12,589
Amortization of intangibles		817		507
Income from operations		3,074		2,299
Interest income (expense), net		(204)		(216)
Income before taxes		2,870		2,083
Provision for income taxes		1,148		833
Net income	$	1,722	$	1,250
Weighted average number of shares outstanding:				
Basic		22,301		22,021
Diluted		22,730		22,553
Earnings per share (basic)	$	0.08	$	0.06
Earnings per share (diluted)	$	0.08	$	0.06

MIM Corporation and Subsidiaries
Consolidated Statements of Operations
(In thousands, except per share amounts)

		Nine months ended September 30,		
		2004		2003
		(Unaudited)		(Unaudited)
Revenue	$	463,676	$	453,026
Cost of revenue		413,128		399,755
Gross profit		50,548		53,271
Selling, general & administrative expenses		37,944		37,570
Amortization of intangibles		2,225		1,400
Income from operations		10,379		14,301
Interest income (expense), net		(632)		(683)
Income before taxes		9,747		13,618
Provision for income taxes		3,899	$	5,447
Net income	$	5,848	$	8,171
Weighted average number of shares outstanding:				
Basic		22,225		22,181
Diluted		22,734		22,647
Earnings per share (basic)	$	0.26	$	0.37
Earnings per share (diluted)	$	0.26	$	0.36

MIM Corporation and Subsidiaries
Consolidated Statements of Cash Flows
(In thousands)

| | Nine months ended September 30, | |
	2004	2003
	(Unaudited)	
Cash flows from operating activities:		
Net Income	$ 5,848	$ 8,171
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	3,743	3,944
Issuance of stock to employees	69	254
Provision for losses on receivables	1,224	1,258
Changes in assets and liabilities, net of acquired assets:		
Receivables, net	(1,376)	8,068
Inventory	(712)	2,914
Prepaid expenses and other current assets	(120)	(703)
Accounts payable	(484)	(3,098)
Claims payable	1,492	(11,460)
Payables to plan sponsors and others	(8,724)	(7,123)
Accrued expenses and other current and non current liabilities	(66)	5,067
Net cash provided by operating activities	894	7,292
Cash flows from investing activities:		
Purchases of property and equipment, net of disposals	(444)	(897)
Costs of acquisitions, net of cash acquired	(14,256)	--
(Increase) decrease in other assets	(640)	222
Net cash used in investing activities	(15,340)	(675)
Cash flows from financing activities:		
Borrowings on line of credit	8,169	(4,608)
Purchase of treasury stock	--	(5,068)
Proceeds from exercise of stock options	876	594
Principal payments on short term debt	(467)	--
Principal payments on capital lease obligations	(296)	(486)
Net cash provided by (used in) financing activities	8,282	(9,568)
Net decrease in cash and cash equivalents	(6,164)	(2,951)
Cash and cash equivalents—beginning of period	9,428	5,751
Cash and cash equivalents—end of period	$ 3,264	$ 2,800

MIM Corporation and Subsidiaries
Consolidated Statements of Cash Flows
(In thousands)

	Nine months ended September 30,		
	2004		2003
	(Unaudited)		
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Cash paid during the period for interest	$ 572	$	344
Cash paid during the period for income taxes	$ 2,942	$	1,167
SUPPLEMENTAL DISCLOSURE OF NONCASH INFORMATION:			
Increase in equity from change in deferred tax assets	$ 332	$	321

Supplemental Data

(In thousands, except per Rx amounts)

	Three months ended September 30,	
	2004	2003
PBM pharmacy network claims processed	2,466	2,147
Mail (adjusted) and specialty pharmacy prescriptions dispensed internally	927	744
Gross profit per Rx	$4.93	$5.33
Revenue per Rx	$47.59	$44.84

	Nine months ended September 30,	
	2004	2003
PBM pharmacy network claims processed	7,125	9,030
Mail (adjusted) and specialty pharmacy prescriptions dispensed internally	2,683	2,138
Gross profit per Rx	$5.15	$4.77
Revenue per Rx	$47.28	$40.57

MIM Corporation & Subsidiaries
Consolidated Statement of Operations Reconciliation Between Non-GAAP and GAAP Measures

For the Three Months Ended September 30, 2003

	As Reported		TennCare		Synagis		Business Restructuring		As Adjusted	
Revenue										
Specialty	$	44,630	$	-	$	(8)	$	-	$	44,622
PBM/Mail	$	85,015	$	2	$	-	$	-	$	85,017
Revenue	$	129,644	$	2	$	(8)	$	-	$	129,638
Cost of Revenue										
Specialty	$	35,924	$	-	$	(7)	$	-	$	35,917
PBM/Mail	$	78,325	$	(25)	$	-	$	-	$	78,301
Cost of Revenue	$	114,249	$	(25)	$	(7)	$	-	$	114,218
Gross Profit										
Specialty	$	8,706	$	-	$	(1)	$	-	$	8,705
GP%		19.5%								19.5%
PBM/Mail	$	6,689	$	27	$	-	$	-	$	6,716
GP%		7.9%								7.9%
Gross Profit	$	15,395	$	27	$	(1)	$	-	$	15,421
GP%		11.9%		1222.4%		12.7%				11.9%
Selling, general and administrative	$	12,588	$	-	$	-	$	(973)	$	11,615
Amortization	$	507	$	-	$	-	$	-	$	507
Income from Operations	$	2,300	$	27	$	(1)	$	973	$	3,299
Interest Income (Expense)	$	(217)	$	-	$	-	$	-	$	(217)
Income Before Taxes	$	2,083	$	27	$	(1)	$	973	$	3,082
Taxes	$	833	$	11	$	0	$	389	$	1,233
%		40.0%		40.0%		40.0%		40.0%		40.0%
Net Income	$	1,250	$	16	$	(1)	$	584	$	1,849

Weighted average number of shares outstanding			
Basic Shares	22,020,544		22,020,544
Diluted Shares	22,553,149		22,553,149
Earnings per share (basic)	$ 0.06		$ 0.08
Earnings per share (diluted)	$ 0.06		$ 0.08

MIM Corporation & Subsidiaries
Consolidated Statement of Operations Reconciliation Between Non-GAAP and GAAP Measures

For the Nine Months Ended September 30, 2003

	As Reported	TennCare	Synagis	Business Restructuring	As Adjusted
Revenue					
Specialty	$ 144,979	$ -	$ (13,740)	$ -	$ 131,240
PBM/Mail	$ 308,047	$ (67,814)	$ -	$ -	$ 240,232
Revenue	$ 453,026	$ (67,814)	$ (13,740)	$ -	$ 371,472
Cost of Revenue					
Specialty	$ 115,989	$ -	$ (12,833)	$ -	$ 103,156
PBM/Mail	$ 283,766	$ (62,238)	$ -	$ -	$ 221,528
Cost of Revenue	$ 399,755	$ (62,238)	$ (12,833)	$ -	$ 324,684
Gross Profit					
Specialty	$ 28,991	$ -	$ (907)	$ -	$ 28,084
GP%	20.0%				21.4%
PBM/Mail	$ 24,281	$ (5,576)	$ -	$ -	$ 18,704
GP%	7.9%				7.8%
Gross Profit	$ 53,271	$ (5,576)	$ (907)	$ -	$ 46,788
GP%	11.8%	8.2%	6.6%		12.6%
Selling, general and administrative	$ 37,570	$ -	$ -	$ (1,590)	$ 35,980
Amortization	$ 1,400	$ -	$ -	$ -	$ 1,400
Income from Operations	$ 14,301	$ (5,576)	$ (907)	$ 1,590	$ 9,408
Interest Income (Expense)	$ (684)	$ -	$ -	$ -	$ (684)
Income Before Taxes	$ 13,618	$ (5,576)	$ (907)	$ 1,590	$ 8,725
Taxes	$ 5,447	$ (2,230)	$ (363)	$ 636	$ 3,490
%	40.0%	40.0%	40.0%	40.0%	40.0%
Net Income	$ 8,171	$ (3,346)	$ (544)	$ 954	$ 5,235
Weighted average number of shares outstanding					
Basic Shares	22,181,106				22,181,106
Diluted Shares	22,646,704				22,646,704
Earnings per share (basic)	$ 0.37				$ 0.24
Earnings per share (diluted)	$ 0.36				$ 0.23